Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-264352-01

VICI Properties L.P.

$1,300,000,000

Final Term Sheet
March 26, 2025

$400,000,000 4.750% Notes due 2028
$900,000,000 5.625% Notes due 2035

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated March 26, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 18, 2022 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	VICI Properties L.P. (the “Company”)
Ratings*:	Baa3 (Stable) by Moody’s Investors Service
BBB- (Stable) by S&P Global Ratings
BBB- (Stable) by Fitch Ratings
Trade Date:	March 26, 2025
Settlement Date**:	April 7, 2025 (T+8)

4.750% Notes due 2028
Securities Offered:	4.750% Notes due 2028
Aggregate Principal Amount Offered:	$400,000,000
Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2025 (long first coupon)
Interest Rate:	4.750% per annum, accruing from April 7, 2025
Maturity Date:	April 1, 2028
Benchmark Treasury:	3.875% due March 15, 2028
Benchmark Treasury Yield:	3.999%
Spread to Benchmark Treasury:	+85 basis points
Yield to Maturity:	4.849%

Price to Public:	99.729% of the principal amount, plus accrued interest, if any
Optional Redemption Provision:	At the Company’s option, prior to March 1, 2028 (the “2028 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points; on and after the 2028 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.
CUSIP:	925650AJ2
ISIN:	US925650AJ26

5.625% Notes due 2035
Securities Offered:	5.625% Notes due 2035
Aggregate Principal Amount Offered:	$900,000,000
Interest Payment Dates:	April 1 and October 1, beginning on October 1, 2025 (long first coupon)
Interest Rate:	5.625% per annum, accruing from April 7, 2025
Maturity Date:	April 1, 2035
Benchmark Treasury:	4.625% due February 15, 2035
Benchmark Treasury Yield:	4.329%
Spread to Benchmark Treasury:	+140 basis points
Yield to Maturity:	5.729%
Price to Public:	99.219% of the principal amount, plus accrued interest, if any
Optional Redemption Provision:	At the Company’s option, prior to January 1, 2035 (the “2035 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points; on and after the 2035 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.
CUSIP:	925650AK9
ISIN:	US925650AK98

All Notes Offered Hereby

Total Net Proceeds:	Approximately $1,284.4 million, after deducting the underwriting discounts (but before deducting the estimated offering expenses payable by the Company).
Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.

Senior Co-Managers:	BNP Paribas Securities Corp.
Capital One Securities, Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.

Co-Managers:	CBRE Capital Advisors, Inc.
Citizens JMP Securities, LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and should consult their own advisors.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, by calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.